FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of January, 2012

EMGOLD MINING CORPORATION

(Translation of registrant's name into English)

Suite 1400 - 570 Granville Street Vancouver, B.C.  V6C 3P1

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F_X__   Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ......  No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-________

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Emgold Mining Corporation

(Registrant)

By:/s/ Kenneth Yurichuk

(Signature)

Kenneth Yurichuk, CFO

Date: February 2, 2012

Item:

1. News Release dated June 16, 2011
2. News Release dated August 23, 2011
3. News Release dated September 23, 2011
4. News Release dated October 4, 2011
5. News Release dated October 26, 2011
6. News Release dated November 2, 2011
7. News Release dated November 21, 2011
8. News Release dated December 19, 2011
9. News Release dated December 22, 2011
10. News Release dated December 28, 2011
11. News Release dated January 25, 2012
12. News Release dated January 30, 2012
13. New Release dated February 1, 2012
14. Notice of Annual General Meeting
 15. Information Circular
16. Interim Financial Statements for the period ending March 31, 2011
17. Interim MD&A for the period ending March 31, 2011
18. Interim Financial Statements for the period ending June 30, 2011
19. Interim MD&A for the period ending June 30, 2011
20. Interim Financial Statements for the period ending September 30,2011
21. Interim MD&A for the period ending September 30, 2011